Exhibit 99.14

EXHIBIT “B”

to the order of

Mr. Justice D.R.G. Thomas

dated May 19, 2010

NOTICE OF MEETING

Format:	Email
To:	All shareholders
From:	Ross Grieve
Re:	Important Shareholder Notice

As I have earlier advised, the board of directors of PCL Employees Holdings Ltd. has resolved unanimously to move ahead with a plan to deregister its Class 1 and Class 3 shares with the United States Securities and Exchange Commission. That plan requires certain corporate changes, including changes to the corporation’s share capital and its unanimous shareholder agreement, which we are proposing to implement through a court-approved arrangement. One of the conditions of court approval is that we obtain approval of the shareholders by way of special resolution. The court determines how and when the meeting of shareholders it to be held.

This is your notice that the Court of Queen’s Bench of Alberta has directed that the meeting of shareholders be conducted electronically. To enter the meeting, click here. This link explains the proposal you are to vote on, links you to the text of the resolution that you are voting on and explains the voting process.

Thank you for participating in this important meeting.

Ross Grieve

Chairman, PCL Employees Holdings Ltd.